UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 30, 2014

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 29, 2014	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2014

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2014

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheets as at June 30, 2014 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the three months then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2014

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$144,537	$78,091
Accounts and grants receivable	5	895,334	1,003,440
Prepaid and other receivables		82,265	84,620
		1,122,136	1,166,151
Non-Current Assets

Property and equipment	6	22,126	31,926
Intangibles	7	846,876	876,895
Goodwill		139,618	139,618
TOTAL ASSETS		$2,130,756	$2,214,590

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		171,255	282,315
Accrued liabilities		563,192	601,843
Loans payable	8	863,545	819,545
TOTAL LIABILITIES		1,597,992	1,703,703

Equity
Share capital	9	18,102,347	18,102,347
Warrants	11	1,132,685	1,132,685
Share-based payment reserve		2,515,626	2,512,717
Accumulated other comprehensive income		(314,043)	(168,245)
Deficit		(20,903,851)	(21,068,617)
TOTAL EQUITY		532,764	510,887
TOTAL EQUITY AND LIABILITIES		$2,130,756	$2,214,590

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 29, 2014.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the six-months ended June, 2014 and 2013

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2014	2013	2014	2013

Revenue		$877,879	$715,618	$1,113,930	$853,372

Expenses

Selling, general and administrative expenses		269,028	319,020	484,540	629,938
Amortization – intangibles	7	146,319	104,396	275,162	196,969
Direct costs		50,402	46,140	110,334	86,831
Depreciation – property and equipment	6	2,216	1,954	3,614	3,890
Share-based payment		-	18,103	2,909	43,909
Total Expenses		467,965	489,613	876,559	961,537

Profit / (Loss) from Operations		409,914	226,005	237,371	(108,165)

Net Finance Charges

Interest (income) expense		46,982	55,368	93,356	123,302
Foreign exchange (gain) / loss		23,163	(49,603)	(151,643)	(87,676)

Profit / (Loss) before Tax		339,769	220,240	295,658	(143,791)

Income and other Tax Expense		122,136	96,958	130,891	109,950

Net Profit / (Loss) for the Period		217,633	123,282	164,767	(253,741)

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(17,099)	(16,202)	(145,798)	(38,130)

Total Comprehensive Income / (Loss), Net of Tax		$200,534	$107,080	$18,969	$(291,871)

Income / (Loss) per Share
Basic and Diluted		$0.01	$0.01	$0.00	$(0.01)

Weighted Number of Common Shares Outstanding
Basic and Diluted		21,779,177	20,899,177	21,779,177	20,899,177

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the six-months ended June 30, 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share- based payment reserve	Warrants	Accumulated other comprehensive income	Deficit	Total equity
	Number of shares	Amount

Balance as at January 1, 2013	20,899,177	$18,014,347	$2,450,791	$1,132,685	$(88,971)	$(21,091,560)	$417,292
Loss for the period	-	-	-	-	-	(253,741)	(253,741)
Share-based payments charged to operations	-	-	43,909	-	-	-	43,909
Other comprehensive Loss	-	-	-	-	(38,130)	-	(38,130)
Balance as at June 30, 2013	20,899,177	$18,014,347	$2,494,700	$1,132,685	$(127,101)	$(21,345,301)	$169,330

Income for the period	-	-	-	-	-	276,684	276,684
Share-based payments charged to operations	-	-	18,017	-	-	-	18,017
Issued shares – bonus share	880,000	88,000	-	-	-	-	88,000
Other comprehensive Loss	-	-	-	-	(41,144)	-	(41,144)
Balance as at January 1, 2014	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887

Loss for the period	-	-	-	-	-	164,767	164,767
Share-based payments charged to operations	-	-	2,909	-	-	-	2,909
Other comprehensive Loss	-	-	-	-	(145,798)	-	(145,798)
Balance as at June 30, 2014	21,779,177	$18,102,347	$2,515,626	$1,132,685	$(314,043)	$(20,903,851)	$532,765

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the six-months ended June 30, 2014 and 2013

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES

Income / (Loss) for the period	$217,633	$123,282	$164,766	$(253,741)

Adjustments to Net Profit for Non Cash Items:

Depreciation / amortization	148,535	106,349	278,776	200,858
Share-based payment	-	18,103	2,909	43,909
Interest accretion	22,000	22,250	44,000	44,500
Unrealized foreign exchange gain	(4,254)	(17,958)	(137,315)	(40,012)

Operating Income / (Loss) before Working Capital Changes	383,914	252,026	353,136	(4,486)

Working Capital Adjustments:

(Increase)/decrease in accounts and grants receivable	(7,521)	653,995	108,106	660,653
(Increase)/decrease in prepaid and other receivables	24,181	5,857	2,355	34,957
Increase/(decrease) in accounts payable	(141,500)	(399,942)	(111,060)	(171,177)
Increase/(decrease) in accrued liabilities	(50,372)	63,470	(38,653)	141,092

Cash Generated from / (used in) Operations	208,702	575,406	313,884	661,039

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of intangibles	(95,288)	(125,899)	(244,161)	(232,235)
Purchase of property and equipment	(1,903)	-	(3,277)	-

Net Cash Flows Generated from / (used in) Investing Activities	(97,191)	(125,899)	(247,438)	(232,235)

CASH FLOWS FROM FINANCING ACTIVITIES

Advances of loans payable	-	-	60,000	-
Repayment of loans payable	(50,000)	(375,000)	(60,000)	(375,000)

Net Cash Flows Generated from / (used in) Financing Activities	(50,000)	(375,000)	-	(375,000)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	61,511	74,507	66,446	53,804

Cash and Cash Equivalents at the Beginning of the Period	83,026	18,545	78,091	39,248

Cash and Cash Equivalents at the End of the Period	$144,537	$93,052	$144,537	$93,052

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The condensed consolidated interim financial statements of the Company for the period ended June 30, 2014 comprise the Company and its subsidiaries.

Lingo Media Corporation is an English as a Second Language (“ESL”) industry acquisition company in online and print-based education products and services. The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); ELL Technologies Ltd. (“ELL Canada”) Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

The head office, principal address and registered and records office of the Company are located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance and going concern

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. During the period ended June 30, 2014, the Company reported a net profit of $164,767 (2013 – net loss of $253,741). As at June 30, 2014, the Company had a working capital deficiency of $475,856 (June 30, 2013 - $918,136) and deficit of $20,903,851 (June 30, 2013 - $21,345,301). This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended June 30, 2014 were approved and authorized for issue by the board of directors on Aug 29, 2014.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at June 30, 2014. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me Inc. is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“USD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination of impairment loss
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2013.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2014	December 31, 2013
Trade receivable	$755,591	$839,336
Grants receivable	139,743	164,104
	$895,334	$1,003,440

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2013	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	(368)
Cost, June 30, 2014	$165,014

Accumulated depreciation, January 1, 2013	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673
Charge for the period	3,614
Disposal	(44,276)
Effect of foreign exchange	(123)
Accumulated depreciation, June 30, 2014	$142,888

Net book value, January 1, 2013	$38,356
Net book value, December 31, 2013	$31,926
Net book value, June 30, 2014	$22,126

7.	INTANGIBLES

	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2013	$6,792,163	$1,477,112	$130,000	$8,399,275
Additions	232,235	-	-	232,235
Effect of foreign exchange	1,625	-	-	1,625
Cost, June 30, 2013	7,026,023	1,477,112	130,000	8,633,135
Additions	199,476	-	-	199,476
Effect of foreign exchange	(434)	-	-	(434)
Cost, December 31, 2013	7,225,065	1,477,112	130,000	8,832,177
Additions	244,161	-	-	244,161
Effect of foreign exchange	514	-	-	514
Cost, June 30, 2014	$7,469,740	$1,477,112	$130,000	$9,076,852

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

Accumulated depreciation, January 1, 2013	$6,626,596	$766,446	$130,000	$7,523,042
Charge for the period	50,472	146,497	-	196,969
Effect of foreign exchange	(121)	-	-	(121)
Accumulated depreciation, June 30, 2013	6,676,947	$912,943	130,000	7,719,890
Charge for the period	85,155	148,925	-	234,080
Effect of foreign exchange	1,312	-	-	1,312
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	7,955,282
Charge for the period	128,665	146,497	-	275,162
Effect of foreign exchange	(468)	-	-	(468)
Accumulated depreciation, June 30, 2014	$6,891,611	$1,208,365	$130,000	$8,229,976

Net book value, December 31, 2012	$165,567	$710,666	-	$876,233
Net book value, June 30, 2013	$349,076	$564,169	-	$913,245
Net book value, December 31, 2013	$461,651	$415,244	-	$876,895
Net book value, June 30, 2014	$578,129	$268,747	-	$846,876

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

8.	LOANS PAYABLE

	June 30, 2014	December 31, 2013
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	$880,000	$880,000
Unamortized transaction costs	(16,455)	(60,455)
	$863,545	$819,545

(i)

On September 8, 2013, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 880,000 (2012 - 356,000) common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $480,000 (2013 – $435,000) to related parties as disclosed in Note 17.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012.

The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company paid 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant.

Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing.

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83%, a forfeiture rate of zero, a stock price of $0.72, and a weighted average expected life of 1.5 years.

On February 21, 2014, the expiry date of the Warrants was extended to March 4, 2016.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

In connection with the Second Financing, the Company agreed to pay a 7% Cash Finder’s Fee along with Finder's Warrants equal to 6% of the Units placed by the Finder in the Financing. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012. On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders. The lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this Second Financing. At December 31, 2012, the Finder’s Warrants had expired.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(ii)

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65%, a forfeiture rate of zero, a stock price of $0.80, and a weighted average expected life of 1.5 years.

On February 21, 2014, the expiry date of the Warrants was extended to May 11, 2016 with all other conditions remaining the same.

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 (2012 - 356,000) common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 (2012 - $0.25) per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2013	3,070,500	$0.52
Granted	25,000	0.20
Forfeited	(19,000)	0.66
Expired	(105,000)	0.86
Outstanding as at June 30, 2013	2,971,500	$0.51
Forfeited	(188,250)	0.87
Outstanding as at December 31, 2013	2,783,250	$0.48
Expired	(50,750)	1.75
Outstanding as at June 30, 2014	2,732,500	$0.46

Options exercisable as at June 30, 2013	2,041,752	$0.60
Options exercisable as at December 31, 2013	2,033,004	$0.55
Options exercisable as at June 30, 2014	2,214,505	$0.51

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2014 was 2.08 years (2013 – 3.01 years). The range of exercise prices for the stock options outstanding as at June 30, 2014 was $0.20 - $1.70 (2013 - $0.20 - $1.75). The weighted average grant-date fair value of options granted to employees, consultants and directors during the period has been estimated at $0. 13 (2013 - $0.09) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in the past year are as follows, 550,000 stock options vested immediately upon issuance, 750,000 stock options will vest quarterly over 18 months, and 400,000 stock options will vest upon four consecutive quarters of Earnings before Interest, Tax, Depreciation and Amortization.

The pricing model assumes the weighted average risk free interest rates of 1.37% (2013 – 0.98%) weighted average expected dividend yields of Nil (2013 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 82.64% (2013– 94%), a forfeiture rate of zero, a weighted average stock price of $0.23, a weighted average exercise price of $0.51 and a weighted average expected life of 5 years (2013 –3.01 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

11.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2013			-
Extended	1.11	A	3,658,668	0.75
Extended	0.63	B	1,875,000	0.75
December 31, 2013			5,533,668	0.75
June 30, 2014			5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2013			230,520	Nil
Expired		2011	(151,620)	0.60
Expired		2011	(78,900)	0.60
December 31, 2013			Nil
June 30, 2014			Nil

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $123,333 (2013 - $68,847), relating to the Company's publishing and software projects. At the end of the period, $139,743 (June 30, 2013 - $82,736) is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment of $100,000 which was recorded in accrued liabilities and this proposed audit assessment was appealed by the Company. In 2013, the appeal was approved and the liability was re-assessed and reduced to $16,263, which was paid and the difference of $87,737 was recorded as grant revenue during 2013.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

13.	FINANCIAL INSTRUMENTS (Cont’d)

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $122,665 (2013 - $6,084) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at June 30 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2014 are as follows:

	USD Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	$87,045	$81,533	$8,424	¥48,947
Accounts receivable	$760,678	$712,512	$970	¥5,637
Accounts payable	$38,816	$36,359	$1,742	¥10,120

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2014, the Company had cash of $144,537, accounts and grants receivable of $895,334 and prepaid and other receivables of $82,265 to settle current liabilities of $1,601,392.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation.   The Company is primarily exposed to credit risk through accounts receivable.   The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2014, the Company has outstanding receivables of $895,334.  An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2014 or 2013.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English school programs in China.

Online English Language Learning: ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online English language training and assessment service. Speak2Me is a free-to-customer advertising-based online English learning service in China.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

Segmented Information (Before Other Financial Items Below)

June 30, 2014	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$284,832	$829,098	$1,113,930
Segment non-current assets	991,685	16,935	1,008,620
Segment assets	1,181,745	949,011	2,130,756
Segment liabilities	542,046	1,055,946	1,597,992
Segment income (loss)	(216,304)	325,693	109,389

June 30, 2013
Revenue	$151,890	$701,482	$853,372
Segment non-current assets	1,068,117	19,351	1,087,468
Segment assets	1,194,437	857,665	2,052,102
Segment liabilities	464,481	1,418,290	1,882,771
Segment income (loss)	(335,216)	161,010	(174,206)

Other Financial Items	2014	2013
Print-Based English Language Learning segment income (loss)	$325,693	$161,010
Online English Language Learning segment income (loss)	(216,304)	(335,216)
Foreign exchange	151,643	87,676
Interest expense	(93,356)	(123,302)
Share-based payment	(2,909)	(43,909)
Other comprehensive income (loss)	(145,798)	(38,130)
Total Comprehensive Income /(Loss)	$18,969	$(291,871)

Revenue by Geographic Region

	2014	2013
China	$917,160	$702,543
Other	196,770	150,829
	$1,113,930	$853,372

Identifiable Assets by Geographic Region

	2014	2013
Canada	$2,105,728	$1,929,056
China	25,028	123,046
	$2,130,756	$2,052,102

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2014	2013
Income taxes and other taxes paid	$1,448	$109,950
Interest paid	$42,441	$50,372

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - See Notice to Reader)

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $180,419 (2013 – $165,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

(b)

At June 30, 2014, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $435,000) bearing interest at 9% per annum. Interest expense related to these loans is $21,422.46 (2013 - $22,373).

18.	Subsequent Event

On August 27, 2014, the Company extended the term of the $880,000 loan originally advanced on September 8, 2010 for a further one-year term. The new maturity date is September 8, 2015 and continues to bear interest at a rate of 9% per annum. As additional consideration for the extension of the loan, the Company will issue to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares are subject to a four month statutory hold commencing from closing.